Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-161340

Press Contact: Yolanda White 858-812-7302 Direct
FOR IMMEDIATE RELEASE	Investor Information: 877-934-4687 investor@kratosdefense.com

KRATOS DEFENSE & SECURITY SOLUTIONS, INC. TO ACQUIRE
HERLEY INDUSTRIES, INC.

Herley is a Leading Supplier of RF and Microwave Integrated Systems and Electronic
Components Used in Command and Control Systems, Electronic Warfare Systems,
Weapons Sensors and Other Defense Industry Systems

TRANSACTION EXPECTED TO BE ACCRETIVE TO EPS, MARGINS AND CASH FLOW

        SAN DIEGO, CA, February 7, 2011—Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), a leading National Security Solutions provider, today announced that it has entered into a definitive agreement to acquire all of the outstanding stock of Herley Industries, Inc. (NASDAQ: HRLY). Herley is a leading provider of microwave based products and technologies for use in Command and Control Systems, Weapons Systems, Electronic Warfare Systems, and Radar and Communications Systems. Herley's products have established positions in numerous defense platforms, including manned and unmanned aircraft, tactical and ballistic missiles, sensor based and radar platforms, electronic warfare systems, electronic attack systems and representative threat systems. The transaction is expected to be accretive to Kratos' Earnings Per Share, Margins and Cash Flow, excluding transaction and financing related costs.

        Pursuant to the terms of the definitive agreement, Kratos will commence a cash tender offer for all issued and outstanding shares of Herley common stock at $19.00 per share, without interest. The purchase price will be approximately $270 million in cash. The closing of the transaction is subject to customary closing conditions, including early termination under the Hart-Scott-Rodino antitrust Improvement Act of 1976. In connection with the acquisition, Kratos has been provided with firm commitments for a debt financing in an aggregate principal amount of up to $307.5 million by Jefferies Group Inc., Key Capital Corporation and OPY Credit Co., an affiliate of Oppenheimer & Co. Inc., on a several and not joint basis.

        Eric DeMarco, President & CEO of Kratos, said, "The signing of the merger agreement between Kratos and Herley is a defining day for both organizations, as two of the premier Defense and National Security businesses in the industry today, with expertise in C5ISR, weapons systems sustainment and specialized National Security programs, join forces." DeMarco continued, "The leadership teams of both Kratos and Herley are excited about this transaction and the new business opportunities we hope to pursue together, with key Herley operational management expected to continue their employment with Kratos."

        Oppenheimer & Co. Inc. is acting as the exclusive financial advisor to Kratos in the acquisition of Herley.

        Management will discuss the transaction and Herley's product offerings in a conference call beginning at 1:30 p.m. Pacific (4:30 p.m. Eastern) today.

        Analysts and institutional investors may participate on the conference call by dialing (877) 331-4217 and referencing the call by ID number 41556648. Please visit www.kratosdefense.com for a simultaneous webcast. A replay of the webcast will be available on the Kratos' web site approximately two hours after the conclusion of the conference call.

About Kratos Defense & Security Solutions

        Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a specialized National Security business providing mission critical products, services and solutions for United States National Security priorities. Kratos' core capabilities are sophisticated engineering, manufacturing and system integration offerings for National Security platforms and programs. Kratos' areas of expertise include C5ISR, unmanned systems, cyber warfare, cyber security, information assurance, critical infrastructure security and weapons systems sustainment. Kratos has primarily an engineering and technical oriented work force of approximately 2,800, the majority of which hold an active National Security clearance. The vast majority of Kratos' work is performed on a military base, in a secure facility or at a critical infrastructure location. Kratos' primary end customers are United States Federal Government agencies, including the Department of Defense, classified agencies, intelligence agencies and Homeland Security related agencies.

Notice Regarding Forward-Looking Statements

        Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including, without limitation, the benefits and synergies expected to result from the acquisition and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Kratos and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

        Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Kratos and Herley; potential adverse reactions or changes to business relationships resulting from the acquisition; unexpected costs, charges or expenses resulting from the acquisition; litigation or adverse judgments relating to the acquisition; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; and any changes in general economic and/or industry-specific conditions. In addition the pending acquisition of Herley may not be completed at all or may not be completed on time. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Kratos in general, see the risk disclosures in the Annual Report on Form 10-K of Kratos for the year ended December 27, 2009, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kratos.

Additional Information and Where to Find It

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the shares of Herley Common Stock has not commenced. The Company intends to file a tender offer statement on Schedule TO with the SEC, and Herley also intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Herley's stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Herley's stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site: www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of Kratos Defense & Security Solutions, Inc., at (858) 812-7300.

        The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for an underwritten public offering in connection with its proposed acquisition of Herley. Before you invest in such offering, you should read the preliminary prospectus supplement, including the base registration statement (and accompanying prospectus), and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by calling toll-free (877) 547-6340.